As Filed with the Securities and Exchange Commission on March 7, 1994

                                          Registration No. 33-52465

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                             AMENDMENT NO. 1 TO
                                  FORM S-8
                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933

                            THE GILLETTE COMPANY
           (Exact name of registrant as specified in its charter)

Delaware                                                04-1366970
(State or other jurisdiction                         (I.R.S. Employer
incorporation or organization)                     Identification Number)

                        Prudential Tower Building
                            Boston, MA  02199
                             (617) 421-7000

 (Address, including zip code, and telephone number, including area code, of principal executive offices)


      The Gillette Company Global Employee Stock Ownership Plan
                        (Full Title of Plan)

                              Secretary
                        The Gillette Company
                      Prudential Tower Building
                    Boston, Massachusetts  02199
                           (617) 421-7000
      (Name, address, including zip code, and telephone number
             including area code, of agent for service)

                             Copies to:

                      Joseph E. Mullaney, Esq.
                        The Gillette Company
                      Prudential Tower Building
                    Boston, Massachusetts  02119
                                      (617) 421-7868




                      Exhibit Index on page 12


                         Page 1 of 13 pages

  This amendment is being filed for the purpose of adding a signature on behalf of the plan which was inadvertently omitted from the electronic filing of the registration statement.

                                PART II
           INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3.     Incorporation of Documents by Reference.

  The Gillette Company (the "Registrant" or the "Company") hereby incorporates the following documents herein by reference:

(a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.

(b) The Company's quarterly reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993.

(c) The Company's Current Report on Form 8-K dated August 5, 1993.

(d) The Company's Current Report on Form 8-K dated May 7, 1993, as amended by the Company's Current Report on Form 8-K/A dated June 14, 1993.

(e) The Company's Current Report on Form 8-K dated December 30, 1985, as amended by the Company's Form 8 dated January 18, 1990.

All documents subsequently filed by the Registrant pursuant to Section 13(a),
Section 13(c), Section 14 and Section 15(d) of the Exchange Act prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed incorporated herein by reference from the date of filing of such documents.

Item 4.     Description of Securities.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 580,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, without par value.

Common Stock

  Subject to the preferences of any outstanding preferred stock, the holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors and paid by the Company. The holders of Common Stock are entitled to one vote per share and to share ratably, after provision for payment of creditors and for any payments to which the holders of any outstanding preferred stock may be entitled, in the assets of the Company in the event of any liquidation, dissolution or winding-up of the Company. There is no cumulative voting. Other than the Rights referred to below, holders of Common Stock have no preemptive or other subscription rights, and there are no conversion, redemption or sinking fund provisions applicable thereto. The Board of Directors is authorized to issue from time to time all of the authorized and unissued shares of Common Stock.

  At February 25, 1994, 220,973,835 shares of Common Stock were outstanding and held of record by approximately 29,061 holders.

Preferred Stock

  The Board of Directors is authorized to fix the terms of one or more series of the class of preferred stock and to issue from time to time any or all of the authorized and unissued shares of preferred stock. Issues of preferred stock may limit or qualify the rights of holders of the Common Stock.

  On January 17, 1990, pursuant to the Company's Employee Stock Ownership Plan (the "ESOP"), the Company sold to the ESOP 165,872 shares of a new issue of Series C Cumulative Convertible Preferred Stock (the "Series C Stock") for $100 million, or $602.875 per share. The shares of Series C Stock pay an annual dividend of 8% and will be allocated to eligible employees over a ten-year period, which began in September 1990. Each share of Series C Stock is entitled to vote as if it were converted to Common Stock and is convertible into 20 shares of Common Stock at a conversion price of $30.14375 per share. Each share of Series C Stock is currently entitled to five of the Rights referred to below. No dividends may be paid on the Series A Stock referred to below and the Common Stock unless full cumulative dividends on the Series C Stock have been paid, and in the event of the liquidation, dissolution or winding up of the Company, no distribution may be made on the Series A Stock or the Common Stock before a liquidating distribution equal to $602.875 plus accumulated and unpaid dividends is made on each outstanding share of Series C Stock.

  At February 25, 1994, 164,216.2 shares of Series C Stock were outstanding and held of record by the ESOP trustee. At current conversion rates, these shares of Series C Stock are convertible into 3,284,324.00 shares of Common Stock.

Certain Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

  Under Article 9 of the Certificate of Incorporation of the Company and the related provisions of Article XIII of the bylaws of the Company, the Board of Directors of the Company is classified into three classes as nearly equal in number as possible, with one class being elected each year for a three-year term. A director may only be removed for cause and only by the majority vote of the outstanding shares entitled to vote. The affirmative vote of at least 75% of the votes of the shares entitled to vote is required to amend or repeal
Article 9 of the Certificate of Incorporation or Article XIII of the bylaws or to adopt any provision inconsistent therewith.

  The bylaws provide that special meetings of stockholders may be called only by the Chief Executive Officer or the Board of Directors of the Company. The bylaws also provide that in general stockholder proposals intended to be presented at a meeting of stockholders, including proposals for the nomination of directors, must be received by the Company 60 days in advance of the meeting.

  The Company's bylaws contain provisions requiring the Company to indemnify any director, officer, employee or agent to the full extent permitted under Delaware law. The Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages arising out of the director's breach of that person's fiduciary duty as a director, except to the extent that Delaware law does not permit exemption from such liability.

  The Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Company, except as provided in the Certificate of Incorporation and subject to the power of the stockholders to adopt, amend or repeal the bylaws.

  The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock.

Rights Agreement

  The Company has outstanding preferred stock purchase rights (the "Rights"). Upon the occurrence of certain events, each Right may be exercised to purchase one two-hundredth of a share of Series A junior participating preferred stock (the "Series A Stock") for $160. The Rights were issued pursuant to a Rights Agreement dated as of November 26, 1986, and amended and restated as of January 17, 1990, between the Company and The First National Bank of Boston (the "Rights Agreement").

  The Rights only become exercisable, or separately transferable, ten days after a person acquires 20% or more, or ten business days after a tender offer commences which could result in ownership by a person of more than 30%, of the outstanding shares of Common Stock. If any person acquires 30% or more of the outstanding shares of Common Stock (except in an offer for all Common Stock which has been approved by the Board of Directors), or in the event of certain mergers or other transactions involving a 20% or more stockholder, each Right not owned by that person or related parties will enable its holder to purchase, at the Right's exercise price, Common Stock (or a combination of Common Stock and other assets) valued at $320. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party's common stock.

  The Rights, which have no voting power, expire on December 9, 1996. Upon approval by the Board of Directors, the Rights may be redeemed for $.01 each under certain conditions which may change after any person becomes a 20% stockholder. At February 25, 1994, the Company had Rights outstanding as follows: one quarter of a Right for each outstanding share of Common Stock and a total of 821,081 Rights for the outstanding shares of Series C Stock.

  The Board of Directors has reserved 400,000 shares of Series A Stock for issuance upon exercise of the Rights, which will have the following terms.
Each share of Series A Stock will be entitled, subject to the rights of holders of any other series of preference stock having superior rights, to receive cumulative quarterly cash dividends payable on the fifteenth day of January, April, July and October in each year equal to the greater of (a) $20.00, or (b) subject to certain anti-dilution adjustments, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock, declared on the Common Stock since the immediately preceding quarterly dividend payment date on the Series A Stock. Accrued but unpaid dividends shall not bear interest.

  Holders of shares of Series A Stock shall, subject to certain anti-dilution adjustments, be entitled to 100 votes on all matters submitted to a vote of the Company's stockholders, voting together with the Common Stock as a single class, except as otherwise required by law. In the event that, at the time of any annual meeting of stockholders for the election of directors, the amount of dividends in arrears upon the Series A Stock shall be equal to six full quarterly dividends, the holders of shares of Series A Stock, voting separately as a class, shall have the right to elect two members of the Board of Directors, which right shall continue until all accrued dividends shall have been paid. In addition, during such time as dividends on the Series A Stock are in arrears as set forth above, the terms of the Series A Stock limit the Company's ability to pay dividends and to redeem or repurchase or otherwise acquire shares of its stock.

  Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Company, holders of Series A Stock shall be entitled to receive, before any distribution is made with respect to shares of stock ranking junior to the Series A Stock, an amount equal to the greater of (a) $200.00 per share, or (b) subject to certain anti-dilution adjustments, 100 times the aggregate per share amount to be distributed to holders of the Common Stock.

  In the event of any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, then in any such case the shares of Series A Stock shall be similarly exchanged or changed in an amount per share, subject to certain anti-dilution adjustments, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

  The shares of Series A Stock will rank pari passu with (or, if determined by the Board of Directors, junior and subordinate to) all other series of preference stock of the Company with respect to dividends and/or liquidation preference.

  The Series A Stock may be issued in fractional shares, and is not subject to mandatory redemption.

  A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Form 8 dated January 18, 1990. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 5.     Interests of Named Experts and Counsel.

  Not applicable.

Item 6.     Indemnification of Directors and Officers.

  Delaware law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that that person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including employee benefits plans) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with that action, suit or proceeding, to the extent that that person (i) acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation (including with respect to any employee benefit plan actions in good faith and in a manner reasonably believed to be in the interests of the beneficiaries of that employee benefit plan), and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe that the conduct was unlawful.

  Delaware law also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above (that is, a derivative action or suit) against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection with the defense or settlement of such an action or suit if that person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which that person has been adjudged to be liable to the corporation unless and to the extent that the Court of Chancery or the court in which the action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, that person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

  Delaware law further provides that (i) to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action suit or proceeding referred to above or in the defense of any claim, issue or matter in any such action, suit or proceeding, that person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection with that claim, issue or matter, (ii) indemnification provided for by Delaware law shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and (iii) a corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of a corporation against any liability asserted against that person or incurred by that person in any such capacity or arising out of that person's status as such whether or not the corporation would have the power to indemnify against such liabilities under Delaware law.

  Delaware law also provides that determinations with respect to indemnification shall be made (i) by the board of directors of a corporation by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (ii) by independent legal counsel in a written opinion in cases where a quorum is not obtainable, or, even if obtainable when a quorum of disinterested directors so directs, or (iii) by the stockholders of the corporation.

  The Company's bylaws allow advances of litigation expenses without further action by the board of directors.

  The Company's bylaws contain provisions requiring the Company to indemnify any director, officer, employee or agent to the full extent permitted under Delaware law and authorizing the Company to obtain insurance on behalf of any such director, officer, employee or agent against liabilities, whether or not the Company would have the power to indemnify under Delaware law and the Company's bylaws.

  The Company's bylaws also specify that any right to indemnification or advancement of expenses under them continues as to a person who has ceased to be a director, officer, employee or agent and inures to the benefit of that person's heirs, executors and administrators.

  The Company has obtained Directors' and Officers' Liability Insurance and Company Reimbursement Liability Insurance which include insurance against certain civil liabilities, including certain liabilities under the federal securities laws. The Company also has Pension and Welfare Fund Fiduciary Responsibility Insurance policies which insure directors, officers and employees of the Company against liabilities while acting within the scope of their fiduciary duties on behalf of the Company's Retirement Plan, Employees' Savings Plan and other insured employee benefit plans.

  Article 10.A of the Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages arising out of the director's breach of that person's fiduciary duty as a director, except to the extent that Delaware law does not permit exemption from such liability. Article 10.A does not eliminate the fiduciary duty of directors or affect their liability to anyone other than the Company or its stockholders; instead, Article 10.A is designed only to limit or eliminate the personal liability of directors for monetary damages to the Company or the stockholders to the maximum extent permitted by Delaware law as it now exists or may be amended in the future.

  Current Delaware law contains express limitations on the ability to limit or eliminate liability to a corporation or its stockholders. Under these limitations, which Article 10.A incorporates by reference, a director remains potentially liable for monetary damages to the corporation or the stockholders for (i) breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) an improper payment of a dividend or an improper repurchase of the corporation's stock, as provided in Section 174 of the Delaware General Corporation Law, or (iv) any transaction from which a director derives an improper personal benefit.

Item 7.     Exemption From Registration Claimed.

  Not applicable.

Item 8.     Exhibits.

Exhibit

23.1        Consent of KPMG Peat Marwick (filed herewith).

23.2        Consent of Coopers & Lybrand (filed herewith).

24.1        Power of Attorney (Previously Filed).

Item 9.     Undertakings.
         The undersigned registrant hereby undertakes:

                 (1) To file during any period in which offers or sales are being made of the securities registered hereby a post-effective amendment to this registration statement:

                            (i)  To include any prospectus required by
                 Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

         provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
         Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                 (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Amendment No. 1 to Registration Statement #33-52465 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on the 4th day of March, 1994.

                                          THE GILLETTE COMPANY


                                  By:  JOSEPH E. MULLANEY
                                       Joseph E. Mullaney
                                       Vice Chairman of the Board of Directors




         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in

Signature                         Capacity in Which Signed                  Date
ALFRED M. ZEIEN
Alfred M. Zeien                   Principal Executive Officer:              March 7, 1994
                                  Chairman of the Board of Directors
                                  and Chief Executive Officer















                                                      - 10 -

THOMAS F. SKELLY
Thomas F. Skelly                  Principal Financial Officer:              March 7, 1994
                                  Senior Vice President and Chief
                                  Financial Officer

ANTHONY S. LUCAS
Anthony S. Lucas                  Principal Accounting Officer:             March 7, 1994
                                  Vice President and Controller


JOSEPH E. MULLANEY
Joseph E. Mullaney                Director                                  March 7, 1994


WARREN E. BUFFET
Warren E. Buffett                 Director                                  March 7, 1994


LAWRENCE E. FOURAKER
Lawrence E. Fouraker              Director                                  March 7, 1994


WILBUR H. GANTZ
Wilbur H. Gantz                   Director                                  March 7, 1994

MICHAEL B. GIFFORD
Michael B. Gifford                Director                                  March 7, 1994





















                                             - 11 -

Signature                 Capacity in Which Signed         Date



CAROL R. GOLDBERG
Carol R. Goldberg                 Director                 March 7, 1994


HERBERT H. JACOBI
Herbert H. Jacobi                 Director                 March 7, 1994


RICHARD R. PIVIROTTI
Richard R. Pivirotto              Director                 March 7, 1994


JUAN M. STETA
Juan M. Steta                     Director                 March 7, 1994


ALEXANDER R. TROWBRIDGE
Alexander R. Trowbridge           Director                 March 7, 1994


JOSEPH F. TURLEY
Joseph F. Turley                  Director                 March 7, 1994



                                                   By:  JOSEPH E. MULLANEY
                                                        Joseph E. Mullaney
                                                        Attorney-in-Fact

     Pursuant to the requirements of the Securities Act of 1933, The
Gillette Company Global Employee Stock Ownership Plan Administrative
Committee has duly caused this registration statement to be signed on behalf of the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts on March 7, 1994.


                          THE GILLETTE COMPANY GLOBAL EMPLOYEE
                          STOCK OWNERSHIP PLAN


                          BY:  WILLIAM J. MCMORROW
                               William J. McMorrow
                               Chairman, Administrative Committee





                                  - 12 -

                                EXHIBIT INDEX

Number           Title of Exhibit                                  Page


23.1             Consent of KPMG Peat Marwick (filed herewith).

23.2             Consent of Coopers & Lybrand (filed herewith).

24.1             Powers of Attorney (Previously Filed).





































                                   - 13 -